UNITED STATES
      SECURITIES AND EXCHANGE COMMISSION
           Washington, D.C.  20549

                 SCHEDULE 13D

  Under the Securities Exchange Act of 1934
             (Amendment No. 10)*

          FIGGIE INTERNATIONAL INC.
          __________________________
               (Name of Issuer)

Class B Common Stock, par value $.10 per share
______________________________________________
        (Title of Class of Securities)

                 316828 60 7
                 ___________
                (CUSIP Number)

             Harry E. Figgie, Jr.
           25550 Chagrin Boulevard
    Beechwood, OH  44122     216/514-4999
  _________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

                 July 2, 1997
               ________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ____.

Check the following box if a fee is being paid with the statement ____.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
        (continued on following pages)
             (Page 1 of 10 Pages)
____________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


       2 of 10

                 SCHEDULE 13D

CUSIP No.  316828 60 7

    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Harry E. Figgie, Jr.
          ###-##-####

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) _X_
                                                            (b) ___

    3     SEC USE ONLY

    4     SOURCE OF FUNDS

    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS       ___
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

    6     CITIZENSHIP OR PLACE OF ORGANIZATION
            Mr. Figgie is a citizen of the United States

                          7    SOLE VOTING POWER
                                   579,734
  NUMBER OF SHARES        8    SHARED VOTING POWER
BENEFICIALLY OWNED BY              2,112
EACH REPORTING PERSON     9    SOLE DISPOSITIVE POWER
                                   579,734
                         10    SHARED DISPOSITIVE POWER
                                   2,112

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
               581,846

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN             _X_
          ROW (11) EXCLUDES CERTAIN SHARES*

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)
               12.3%

    14    TYPE OF REPORTING PERSON*
               IN

    *SEE INSTRUCTIONS BEFORE FILLING OUT!

       3 of 10

                 SCHEDULE 13D

CUSIP No.  316828 60 7

    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Nancy F. Figgie

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) _X_
                                                            (b) ___

    3     SEC USE ONLY

    4     SOURCE OF FUNDS

    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS       ___
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

    6     CITIZENSHIP OR PLACE OF ORGANIZATION
            Mrs. Figgie is a citizen of the United States

                          7    SOLE VOTING POWER
                                   57,881
  NUMBER OF SHARES        8    SHARED VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON     9    SOLE DISPOSITIVE POWER
                                   57,881
                         10        SHARED DISPOSITIVE POWER

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
               57,881

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN             _X_
          ROW (11) EXCLUDES CERTAIN SHARES*

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               1.2%

    14    TYPE OF REPORTING PERSON*
               IN

    *SEE INSTRUCTIONS BEFORE FILLING OUT!

       4 of 10

                 SCHEDULE 13D

CUSIP No.  316828 60 7

    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Harry E. Figgie, III

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) _X_
                                                            (b) ___

    3     SEC USE ONLY

    4     SOURCE OF FUNDS

    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS       ___
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

    6     CITIZENSHIP OR PLACE OF ORGANIZATION
            Dr. Figgie is a citizen of the United States

                          7    SOLE VOTING POWER
                                   105,995
  NUMBER OF SHARES        8    SHARED VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON     9    SOLE DISPOSITIVE POWER
                                   105,995
                         10    SHARED DISPOSITIVE POWER

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
               105,995

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN             _X_
          ROW (11) EXCLUDES CERTAIN SHARES*

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               2.2 %

    14    TYPE OF REPORTING PERSON*
               IN

    *SEE INSTRUCTIONS BEFORE FILLING OUT!

       5 of 10

                 SCHEDULE 13D

CUSIP No.  316828 60 7

    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Mark P. Figgie

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) _X_
                                                            (b) ___

    3     SEC USE ONLY

    4     SOURCE OF FUNDS

    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS       ___
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

    6     CITIZENSHIP OR PLACE OF ORGANIZATION
            Dr. Figgie is a citizen of the United States

                          7    SOLE VOTING POWER
                                   58,189
  NUMBER OF SHARES        8    SHARED VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON     9    SOLE DISPOSITIVE POWER
                                   58,189
                         10   SHARED DISPOSITIVE POWER

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
               58,189

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN             _X_
          ROW (11) EXCLUDES CERTAIN SHARES*

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)
               1.2%

    14    TYPE OF REPORTING PERSON*
               IN

    *SEE INSTRUCTIONS BEFORE FILLING OUT!

       6 of 10

                 SCHEDULE 13D

CUSIP No.  316828 60 7

    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Matthew P. Figgie

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) _X_
                                                            (b) ___

    3     SEC USE ONLY

    4     SOURCE OF FUNDS

    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS       ___
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

    6     CITIZENSHIP OR PLACE OF ORGANIZATION
            Mr. Figgie is a citizen of the United States

                          7    SOLE VOTING POWER
                                   613.4
  NUMBER OF SHARES        8    SHARED VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON     9    SOLE DISPOSITIVE POWER
                                   613.4
                         10   SHARED DISPOSITIVE POWER

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
               613.4

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN             _X_
          ROW (11) EXCLUDES CERTAIN SHARES*

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)
               0.0 %

    14    TYPE OF REPORTING PERSON*
               IN

    *SEE INSTRUCTIONS BEFORE FILLING OUT!

       7 of 10

                 SCHEDULE 13D

CUSIP No.  316828 60 7

    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          The Figgie Family Foundation

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) _X_
                                                            (b) ___

    3     SEC USE ONLY

    4     SOURCE OF FUNDS

    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS       ___
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

    6     CITIZENSHIP OR PLACE OF ORGANIZATION
            The Figgie Family Foundation is organized under the laws of the State of Ohio.

                          7    SOLE VOTING POWER
                                   2,112
  NUMBER OF SHARES        8    SHARED VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON     9    SOLE DISPOSITIVE POWER
                                   2,112
                         10   SHARED DISPOSITIVE POWER

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
               2,112

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN             ___
          ROW (11) EXCLUDES CERTAIN SHARES*

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)
               0.0 %

    14    TYPE OF REPORTING PERSON*
               OO

    *SEE INSTRUCTIONS BEFORE FILLING OUT!


       8 of 10

                 SCHEDULE 13D

CUSIP No.  316828 60 7

    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          The Clark-Reliance Corporation

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) _X_
                                                            (b) ___

    3     SEC USE ONLY

    4     SOURCE OF FUNDS

    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS       ___
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

    6     CITIZENSHIP OR PLACE OF ORGANIZATION
            The Clark-Reliance Corporation is a Delaware corporation

                          7    SOLE VOTING POWER
                                   134,564
  NUMBER OF SHARES        8    SHARED VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON     9    SOLE DISPOSITIVE POWER
                                   134,564
                         10   SHARED DISPOSITIVE POWER

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
               134,564

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN             ___
          ROW (11) EXCLUDES CERTAIN SHARES*

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)
               2.8%

    14    TYPE OF REPORTING PERSON*
               CO

    *SEE INSTRUCTIONS BEFORE FILLING OUT!


       9 of 10

            This Statement on Schedule 13D is hereby amended as follows:

Item 4.     Purpose of Transaction
            ______________________

    On July 2, 1997, Harry E. Figgie, Jr. entered into a Stock Option Agreement (the "Stock Option Agreement") with The Heico Companies, L.L.C. ("Heico"), pursuant to which Mr. Figgie granted to Heico an option to purchase 235,637 shares of Class B Common Stock of Figgie International Inc. (the "Issuer") at a price of $15.00 per share, subject to increase if Heico acquires shares of common stock of the Issuer at a higher price. The option is exercisable from such date as Heico makes a written proposal (the "Merger Proposal") for a merger of the Issuer and a subsidiary of Heico (the "Merger") until the earliest of (a) the time mutually agreed to by Heico and Mr. Figgie expressed in writing, (b) July 10, 1997, if Heico has not delivered the Merger Proposal to the Issuer, (c) the time Heico delivers a notice of termination to Mr. Figgie, or (d) September 30, 1997, unless Heico has, within ten days prior to such date, reaffirmed publicly and in writing the effectiveness of the Merger Proposal, (e) December 31, 1997, unless Heico shall have, as of such date either (i) commenced a tender offer for the outstanding stock of the Issuer at a price not less than $15.00 per share or (ii) publicly announced the Merger Proposal and filed with the Securities and Exchange Commission proxy materials seeking to oppose the Issuer's nominees for election to the Issuer's Board of Directors at its next annual meeting of stockholders, or (f) March 31, 1998.

    The Stock Option Agreement includes a grant by Mr. Figgie of a proxy to Heico and certain officers of Heico to vote the 235,637 shares of Class B Common Stock that are subject to the Stock Option Agreement in favor of the Merger and against other transactions that may result in a sale or change of control of the Issuer or that may impede, interfere with, delay, postpone, discourage or adversely affect the Merger. The Reporting Persons currently intend to support the Merger, but have not granted a proxy with respect to or agreed to vote other shares of Common Stock beneficially owned by them.

    The Stock Option Agreement also includes an agreement by Mr. Figgie to refrain from entering into negotiations with any person concerning any proposal regarding a sale of the 235,637 shares of Class B Common Stock that are subject to the Stock Option Agreement, as well as all or substantially all of the other shares of Common Stock that Mr. Figgie owns, except that Mr. Figgie may sell such other shares in open market transactions.

    The foregoing summarizes the material terms of the Stock Option Agreement but does not reflect all of the terms thereof and is qualified in its entirety by reference to the terms of the Stock Option Agreement, which is an exhibit to this Statement on Schedule 13D.

    Other than as set forth above, there are no changes in this Item.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
        ________________________________

    Mr. Figgie has entered into the Stock Option Agreement, the material terms of which are summarized in the response to Item 4.


Item 7.     Material to Be Filed as Exhibits
            ________________________________

    Exhibit 1 - Joint Filing Agreement under Section 13d-1(f) of the 34
Act.

    Exhibit 2 - Stock Option Agreement dated as of July 2, 1997 among The Heico Companies, L.L.C. and Harry E. Figgie, Jr.



       10 of 10


                  SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         Dated:  July 2, 1997


                         By:      /s/ Harry E. Figgie, Jr.
                              _________________________
                                      Harry E. Figgie, Jr.


                         By:      /s/ Nancy F. Figgie
                              _________________________
                                      Nancy F. Figgie


                         By:      /s/ Harry E. Figgie, III
                              _________________________
                                      Harry E. Figgie, III


                         By:      /s/ Mark P. Figgie
                              _________________________
                                      Mark P. Figgie


                         By:      /s/ Matthew P. Figgie
                              _________________________
                                      Matthew P. Figgie


                         By:      /s/ Harry E. Figgie, Jr.
                              _________________________
                                      Harry E. Figgie, Jr.
                                       for the Figgie Family
                                       Foundation


                         By:      /s/ Dennis Pesek
                              __________________________
                                      Dennis Pesek for
                                      the Clark-Reliance
                                      Corporation

                                     Exhibit 1


         JOINT FILING AGREEMENT AMONG
    HARRY E. FIGGIE, JR., NANCY F. FIGGIE,
HARRY E. FIGGIE, III, MARK P. FIGGIE, MATTHEW P. FIGGIE,
THE FIGGIE FAMILY FOUNDATION, THE CLARK-RELIANCE CORPORATION


       WHEREAS, in accordance with Rule 13d-1(f) under the Securities and Exchange Act of 1934 (the "Act"), only one joint Statement and any amendments thereto need be filed whenever one or more persons are required to file such a Statement or any amendments thereto pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such Statement or any amendments thereto is filed on behalf of each of them;

       NOW, THEREFORE, the parties hereto agree as follows:

       Harry E. Figgie, Jr., Nancy F. Figgie, Harry E. Figgie, III, Mark P. Figgie, Matthew P. Figgie, The Figgie Family Foundation, and the Clark-Reliance Corporation do hereby agree, in accordance with Rule 13d-1(f) under the Act, to file an amended Schedule 13D and all subsequent amendments relating to their ownership of the Class B Common Stock of Figgie International, Inc., and do hereby further agree that said Amendment and all subsequent amendments shall be filed on behalf of each of them.

Dated:  July 2, 1997


                      By:    /s/  Harry E. Figgie, Jr.
                            ___________________________
                                  Harry E. Figgie, Jr.


                      By:   /s/  Nancy F. Figgie
                           _______________________
                                 Nancy F. Figgie


                      By:   /s/  Harry E. Figgie, III
                           ______________________________
                                 Harry E. Figgie, III


                      By:   /s/  Mark P. Figgie
                           _________________________
                                 Mark P. Figgie


                      By:   /s/ Matthew P. Figgie
                           _______________________
                                Matthew P. Figgie


                      By:   /s/ Harry E. Figgie, Jr.
                           __________________________
                                Harry E. Figgie, Jr.,
                                for the Figgie Family Foundation


                      By:   /s/ Dennis Pesek
                           _____________________
                                Dennis Pesek for
                                the Clark-Reliance
                                Corporation

                                     Exhibit 2

                           STOCK OPTION AGREEMENT


       STOCK OPTION AGREEMENT (the "Agreement"), dated as of July 2, 1997, among The Heico Companies, L.L.C. ("Heico"), and Harry E. Figgie, Jr. ("Seller).

       WHEREAS, Heico is contemplating offering to acquire all of the outstanding shares of Figgie International Inc. (the "Company") for $15.00 per share in cash, which acquisition would be accomplished through a statutory merger of the Company and a subsidiary or affiliate of Heico (the "Merger"); and

       WHEREAS, Seller is the beneficial owner of 235,637 shares of Class B Common Stock of the Company (the "Shares") and other shares of capital stock of the Company; and

       WHEREAS, for the mutual benefits and promises set forth herein and other good and valuable consideration, Seller and Heico are willing to enter into this option agreement;

       NOW, THEREFORE, in contemplation of the foregoing and in consideration of the agreements, covenants, representations and warranties contained herein and intending to be legally bound hereby, the parties hereto agree as follows:


                  ARTICLE I

                    Option

       Section 1.1 Grant of Option. Subject to the terms and conditions of this Agreement, Seller hereby grants to Heico, effective upon Heico's delivery to the Company of a written proposal for the Merger in the form attached hereto as Exhibit A (the "Merger Proposal"), an irrevocable option (the "Option") to purchase the Shares, free and clear of all liens, encumbrances and adverse claims whatsoever, at a price of $15.00 per share (the "Purchase Price"), payable as provided in Section 1.2 hereof; provided, however, that if Heico acquires any other outstanding shares of common stock of the Company, whether through the Merger or otherwise, at a price per share in excess of $15.00, then the Purchase Price shall be adjusted to such higher price.

       Section 1.2 Exercise of Option; Closing. Heico may exercise the Option at any time after the effective date of the Option and prior to the termination of this Agreement. In the event Heico wishes to exercise the Option, it shall send to Seller, a notice (the date on which such notice is sent is herein referred to as the "Notice Date") specifying a place and date not earlier than ten (10) business days nor later than thirty (30) business days from the Notice Date for the closing (the "Closing") of the purchase of the Shares (the "Closing Date"). The Closing shall be held on the Closing Date specified in such notice unless, on such date, there shall be then in effect any preliminary or permanent injunction or other order, decree or ruling by any court of competent jurisdiction or by any governmental, regulatory or administrative agency or commission preventing the consummation of such purchase, in which event the Closing shall be held as soon as practicable following the lifting of such injunction, order, decree or ruling (each party agreeing to use its best efforts to have such injunction, order, decree or ruling lifted), and in any event within ten (10) business days after such lifting. At or prior to the Closing, Seller will cause to be delivered to Heico (a) certificates issued in the name of Seller representing the Shares, duly endorsed or accompanied by stock powers duly executed in blank (with signatures thereon guaranteed in a manner satisfactory to the Company's transfer agent) and otherwise in form acceptable for transfer on the books of the Company, and (b) such other documents and instruments as Heico may reasonably request to vest good and marketable title to the Shares in Heico, free and clear of all liens, encumbrances and adverse claims. At or prior to the Closing, Heico will deliver to Seller, a certified or cashiers check drawn on a United States bank in immediately available funds in or will wire transfer to an account designated by Seller, an amount equal to the Purchase Price as then in effect multiplied by the number of the Shares purchased at the Closing.

       Section 1.3 Grant of Irrevocable Proxy. Seller, by this Agreement, does hereby constitute and appoint Heico and its officers, and Michael E. Heisley, Sr. and Stanley H. Meadows, each of them acting singly, with full power of substitution, as Seller's true and lawful attorney and proxy, for and in Seller's name, place and stead, to vote as Seller's proxy at any meeting of the holders of the Company's Common Stock, however called, and to sign Seller's name to any written consent of the holders of the Company's Common Stock with respect to, the Shares, (a) in favor of the Merger, the execution and delivery by the Company of a Merger Agreement for the Merger and the approval of the terms thereof and each of the other actions contemplated by this Agreement and any actions reasonably required in furtherance hereof; and (b) against the following actions or agreements (other than the Merger): (i) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or its subsidiaries; (ii) a sale, lease or transfer of a material amount of assets of the Company or its subsidiaries, or a reorganization, recapitalization, dissolution or liquidation of the Company or its subsidiaries; (iii)(A) any change in a majority of the persons who constitute the board of directors of the Company; (B) any change in the present capitalization of the Company or any amendment of the Company's Certificate of Incorporation or Bylaws; (C) any other material change in the Company's corporate structure or business; or (D) any other action or agreement which, in the case of each of the matters referred to in clauses (iii)(A),
(B), (C) or (D), is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage, or adversely affect the Merger. Seller further agrees to cause his Shares to be voted in accordance with the foregoing.

       Section 1.4 Designated Affiliate. It is understood and agreed among the parties that Heico may cause one or more companies which are directly or indirectly controlled by or under common control with Heico designated by it (the "Designated Affiliate" or "Designated Affiliates") to carry out some or all of the transactions contemplated by this Agreement (including, without limitation, the purchase and receipt of the Shares and the effectuation of the Merger); provided, however, that Heico shall nevertheless remain liable for all of its obligations and those of the Designated Affiliate or Affiliates hereunder.

       Section 1.5 Adjustment Upon Changes in Capitalization. In the event of any change in any of the Shares by reason of any stock dividends, split-ups, mergers, recapitalizations or other changes in the corporate or capital structure of the Company, the number and kind of such Shares subject to this Agreement and the Purchase Price as then in effect, as the case may be, shall be appropriately adjusted.


                  ARTICLE II

 Representations of and Warranties by Seller

       Seller hereby represents and warrants to Heico as follows:

       Section 2.1 Ownership of the Shares. Seller has full power and authority to sell, assign and transfer the Shares and at the Closing will have good and unencumbered title with respect to all of the Shares, free and clear of all liens, encumbrances and adverse claims, and the Shares will not be subject to any adverse claim whatsoever. Upon the delivery of and payment for the Shares at the Closing, Heico will receive good and marketable title with respect to all of the Shares, free and clear of all liens, encumbrances and adverse claims, and the Shares will not be subject to any adverse claim whatsoever.

       Section 2.2 Authorization; Valid and Binding Agreement. This Agreement has been duly and validly authorized, executed and delivered by Seller and constitutes the valid and binding agreement of Seller enforceable against Seller in accordance with its terms, except to the extent that enforceability may be limited by applicable bankruptcy, insolvency or other similar laws affecting creditors' rights generally or by general equitable principles.

       Section 2.3 No Conflicts. Neither the execution and delivery of this Agreement nor the performance by Seller or Seller's obligations hereunder will constitute a violation of, or conflict with, or constitute a default under, any contract, commitment, agreement, understanding, arrangement or restriction of any kind to which Seller is a party or by which Seller is bound or any judgment, decree or order applicable to Seller.


                 ARTICLE III

  Representations of and Warranties by Heico

       Heico hereby represents and warrants to Seller as follows:

       Section 3.1 Authorization; Valid and Binding Agreement. This Agreement has been duly authorized by all necessary corporate action on the part of Heico. This Agreement has been duly and validly executed and delivered by Heico, and constitutes the valid and binding agreement of Heico, enforceable against Heico in accordance with its terms, except to the extent enforceability may be limited by applicable bankruptcy, insolvency or other similar laws affecting creditors' rights generally or by general equitable principles.

       Section 3.2 No Conflicts. Neither the execution and delivery of this Agreement nor the performance by Heico of its obligations hereunder will constitute a violation of, or conflict with, or constitute a default under, any contract, commitment, agreement, understanding, arrangement or restriction of any kind to which Heico is a party or by which Heico is bound or any judgment, decree or order applicable to Heico.

       Section 3.3 Company Stock. As of the date of this Agreement, neither Heico nor any entity controlled by Heico owns, of record or beneficially, any shares of stock in the Company.


                  ARTICLE IV

                  Covenants

       Section 4.1 Negotiations. Following the execution of this Agreement by Seller and prior to the termination of this Agreement, Seller shall not directly or indirectly, initiate contact with, solicit or enter into negotiations with, any corporation, partnership, person or other entity concerning any possible proposal which would include a sale of all or substantially all of the shares of stock in the Company owned, of record or beneficially, by Seller or a merger, consolidation, sale of all or a substantial portion of the Company's assets or sale of any major assets of the Company or any similar transaction (an "Acquisition Proposal"); provided, however, that the Seller may sell any shares of stock in the Company, other than the Shares, in open market transactions.

       Section 4.2 Other Transactions. Seller agrees that, from the date hereof and prior to the termination of this Agreement, Seller shall not engage in any action or omission that would have the effect of preventing or disabling Seller from delivering the Shares to Heico hereunder or otherwise performing Seller's obligations under this Agreement or causing any representation of or warranty by Seller to be untrue. Without limiting the foregoing and except as provided in this Agreement, Seller agrees not to sell or transfer, or agree to sell or transfer, any of the Shares or any interest in the Shares, to keep the Shares free and clear of all liens (except for the bank lien existing on the date hereof and disclosed to Heico, which will be released at or prior to the Closing), charges and encumbrances and voting agreements, commitments, agreements, understandings and arrangements of every kind and to not give any proxy with respect to the voting power of the Shares (except the proxy described in Section 1.3) until the termination of this Agreement.


                  ARTICLE V

                 Termination

       Section 5.1 Termination. This Agreement shall terminate at the earliest of (a) the time mutually agreed to by Heico and Mr. Figgie expressed in writing, (b) July 10, 1997, if Heico has not delivered the Merger Proposal to the Company, (c) the time Heico delivers a notice of termination to Mr. Figgie, or (d) September 30, 1997, unless Heico has, within ten days prior to such date, reaffirmed publicly and in writing the effectiveness of the Merger Proposal, (e) December 31, 1997, unless Heico shall have, as of such date either (i) commenced a tender offer for the outstanding stock of the Company at a price not less than $15.00 per share or (ii) publicly announced the Merger Proposal and filed with the Securities and Exchange Commission proxy materials seeking to oppose the Company's nominees for election to the Company's Board of Directors at its next Annual Meeting of Stockholders (including any adjournment thereof), or (f) March 31, 1998.


                  ARTICLE VI
                Miscellaneous

       Section 6.1 Expenses. Each party will pay any fees and expenses incurred by he, she or it in connection with this Agreement, including without limitation the fees and expenses of such party's financial and legal advisors and any brokerage or finders' fee incurred by such party, each party representing that such party has incurred no obligation for any such fee for which any other party is responsible.

       Section 6.2 No Registration. Heico acknowledges that the sale of the Shares pursuant to the Option has not been registered under the Securities Act of 1933 and represents that it is not acquiring the Shares with a view to the distribution thereof.

       Section 6.3  Assignment; Parties in Interest.  Except as permitted by
Section 1.5 hereof or as required by operation of law, this Agreement shall not be assignable by the parties hereto without the prior written consent of the other parties. Notwithstanding the foregoing, Heico may assign this Agreement to an entity which controls or is controlled by the same persons who control Heico. This Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

       Section 6.4 Entire Agreement; Amendments. This Agreement and the documents referred to herein or delivered pursuant hereto which form a part hereof, contain the entire understanding of the parties with respect to its subject matter. There are no restrictions, agreements, promises, warranties, covenants or undertakings other than those expressly set forth herein or therein. This Agreement supersedes all prior agreements and understandings between the parties with respect to its subject matter. This Agreement may be amended only by written instrument duly executed by all the parties. Any condition to a party's obligations hereunder may be waived in writing by such party.

       Section 6.5 Notices. All notices, claims, certificates, requests, demands and other communications hereunder shall be in writing and will be deemed to have been duly given (i) when delivered if delivery is made in person or by telecopier, (ii) on the next business day after mailing by means of an overnight delivery service, or (iii) on the third business day after deposit in the mails (registered or certified mail, postage prepaid, return receipt requested), as follows:

       (a)       If to Heico, to:

                      The Heico Corporation, L.L.C.
                      5600 Three First National Plaza
                      Chicago, Illinois  60602
                      Attention:  Michael E. Heisley, Sr.
                      Telecopier: (312) 419-9417

                 With copies to:

                      McDermott, Will & Emery
                      227 West Monroe Street
                      Chicago, Illinois  60606
                      Attention:  Stanley H. Meadows, P.C.
                      Telecopier: (312) 984-3669

       (b)       If to any Seller, to:

                      Harry E. Figgie, Jr.
                      25550 Chagrin Boulevard
                      Beechwood, Ohio  44122
                      Telecopier:

                 With copies to:

                      Richard W. Cass
                      Wilmer, Cutler & Pickering
                      2445 M Street, N.W.
                      Washington, D.C.  20037-1420
                      Telecopier: (202) 663-6363

or to such other address as the person to whom notice is to be given may have previously furnished to the other parties in writing in the manner set forth above. No notice, claim, certificate, request, demand or other communication shall be deemed to have been duly given to any party hereto unless deemed to have been duly given in the manner set forth above to both such party and any person or persons designated to receive a copy.

       Section 6.6 Law Governing. This Agreement will be governed and construed in accordance with the laws of the State of Illinois without giving effect to the principles of conflicts of law thereof.

       Section 6.7 Severability of Provisions. In case any one or more of the provisions contained in this Agreement should be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

       Section 6.8 Counterparts; Headings. This Agreement may be executed simultaneously in several counterparts, each of which will be deemed to be an original, but all of which together will constitute one and the same instrument. The article and section headings contained herein are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement.

       Section 6.9 Remedies. The parties hereto agree that if for any reason any party hereto shall have failed to perform its obligations under this Agreement, then any other party hereto seeking to enforce this Agreement against such non-performing party shall be entitled to specific performance and injunctive and other equitable relief, and the parties hereto further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief. This provision is without prejudice to any other rights that any party hereto may have against any other party hereto for any failure to perform its obligations under this Agreement.

       Section 6.10 Further Assurances. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use all reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement. In case at any time after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement, Seller or Heico, as the case may be, shall take all such necessary action.

       IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

THE HEICO COMPANIES, L.L.C.


By:  /s/ Larry Gies                   /s/ Harry E. Figgie, Jr.
   __________________                __________________________
         Larry Gies                       Harry E. Figgie, Jr.

                      HEICO ACQUISITIONS
                5600 THREE FIRST NATIONAL PLAZA
                    CHICAGO, ILLINOIS  60602

                    TELEPHONE (312) 419-8220
                    FACSIMILE (312) 419-9417



                           July 1, 1997

Confidential
Via Federal Express
Figgie International, Inc.
4420 Sherwin Road
Willoughby, Ohio  44094

Attention:  Chairman of the Board of Directors


Gentlemen:

       By letter dated May 16, 1997, Heico Holding, Inc., a Delaware corporation ("Buyer") made a proposal for the acquisition (the "Acquisition") of Figgie International, Inc., a Delaware corporation (the "Company"). Under that proposal, the stockholders of the Company would have received $15 in cash for each of their shares of Common Stock of the Company. The Company did not respond to Buyer's proposal.

       Buyer wishes to reiterate its proposal in accordance with the terms and conditions set forth herein. To support the proposal, enclosed is a copy of a letter from [***] demonstrating the availability of financing for the transaction. Please note that the terms set forth below are identical to those set forth in our May 16, 1997 letter except that (i) the due diligence period is limited to three weeks, (ii) Buyer will pay the Company a $500,000 termination fee if it chooses, except for the reasons set forth below, not to go forward after due diligence and (iii) the proposal must be accepted by July 14, 1997.

1.     Basic Transaction

       The Acquisition would take the form of a statutory merger of the Company with either Buyer or a wholly-owned subsidiary of Buyer ("Buyer Subsidiary") pursuant to which the holders of the Company's Class A and Class B Common Stock ("Common Stock") would be entitled to receive the purchase price set forth in paragraph 2 below. The closing of the Acquisition (the "Closing") would occur as soon as possible after satisfaction of the conditions set forth in paragraph 3 below.

2.     Purchase Price

       In the Acquisition, the Company's Common Stock outstanding would be converted into the right to receive an amount in cash (the "Purchase Price") equal to $15.00 per share. All employee stock options outstanding, whether or not vested as of the Closing, would be terminated upon the Closing and holders of such options would be entitled to receive the Purchase Price per share in cash for every share of Common Stock subject to an employee stock option held by them less the applicable exercise price under the option.

3.     Conditions

       Consummation of the Acquisition will be conditioned on satisfaction of the following:

       (a) Approval of the Acquisition by the Board of Directors of the Company and by the stockholders of the Company (the "Stockholder Approval") at a special meeting of stockholders (the "Meeting") held in accordance with the Company's Restated Certificate of Incorporation and By-laws;

       (b) Negotiation and execution of a Merger Agreement (the "Merger Agreement") reasonably acceptable to the Company and Buyer, containing terms consistent with those in this letter agreement, conditions and representations and warranties as are customary for the acquisition of a publicly-held corporation (and which do not survive the Closing), and covenants which are reasonable and related to the continued operation of the Company in the ordinary course of business and to best efforts to complete the Acquisition; the parties hereto agree to use their best efforts to negotiate in good faith and finalize and execute the Merger Agreement;

       (c) The expiration or termination of the waiting period under the Hart Scott Rodino Antitrust Improvement Act ("HSR Act"); the parties hereto agree to use their best efforts to obtain expiration or termination as soon as practicable;

       (d)       There being no outstanding injunction or court order enjoining the Acquisition;

       (e) There not having occurred any material adverse change after the date hereof in the Company's business, financial condition, or properties, taken as a whole;

       (f)       No material misrepresentations in the Merger Agreement;

       (g)       Compliance with the covenants in the Merger Agreement; and

       (h) Termination, waiver or amendment of the Company's "Substantial Stockholder Provision" in the Company's Restated Certificate of Incorporation so it is not applicable to the Transaction.

4.     Access; Due Diligence

       The Company shall afford Buyer and its representatives reasonable access to its senior personnel, auditors, properties, contracts, assets and books and records so that Buyer and its representatives may confirm the accuracy and completeness of the Company's filings with the Securities and Exchange Commission (the "filings"). Such access shall be limited to the three week period commencing upon Buyer's receipt of a copy of this letter signed by the Company as described in the last paragraph hereof. If at the end of such period Buyer does not go forward with the negotiation and execution of the Merger Agreement for reasons other than material inaccuracy or incompleteness in the filings, then Buyer shall promptly pay to the Company the sum of $500,000.

5.     Conduct of Business

       The Company will use its best efforts to conduct its business (including the business of its subsidiaries) only in the ordinary course and consistent with past practice.

6.     Costs

       Buyer and the Company shall be responsible for and bear all of their respective costs and expenses (including any fees and expenses of its advisors and representatives) incurred at any time in connection with pursuing or consummating the Acquisition.

       If your Board of Directors is in agreement with the foregoing, please sign and return one copy of this letter, which thereupon will constitute our agreement to negotiate in good faith with respect to the Acquisition. If such signed agreement is not received by Buyer by the close of business on July 14, 1997, this letter and the proposal therein will be deemed rejected and terminated.

                           Very truly yours,

                           HEICO HOLDING, INC.


                           By:   /s/ Michael E. Heisley
                                ________________________
                           Name:  Michael E. Heisley
                           Title: Chairman



Duly executed and agreed
on _________________, 1997


FIGGIE INTERNATIONAL, INC.



By: _______________________________
Name:
Title: